UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

BARCLAYS PLC

(Name of issuer)

Ordinary Shares, nominal value 25p per share

(Title of class of securities)

06738E204

(CUSIP number)

December 31, 2011

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	This statement constitutes Amendment No. 1 to the Schedule 13G previously filed by the Qatar Investment Authority on August 1, 2008.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 06738E204	Page 2 of 6 Pages

(1)	Names of reporting persons Qatar Holding LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Qatar
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 1,193,183,361
(6) Shared voting power 0
(7) Sole dispositive power 1,193,183,361
(8) Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 1,193,183,361 (See Item 4 below)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 9.78%
(12)	Type of reporting person (see instructions) OO

Page 3 of 6 Pages

Item 1(a).	Name of Issuer:

Barclays plc

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1 Churchill Place

London E14 5HP

England

Item 2(a).	Name of Person Filing:

Qatar Holding LLC

Item 2(b).	Address of Principal Business Office or, if none, Residence:

Q-Tel Tower, 8th Floor, Diplomatic Area Street, West Bay, P.O. Box 23224, Doha, State of Qatar

Item 2(c).	Citizenship:

Qatar

Item 2(d).	Title of Class of Securities:

Ordinary Shares, nominal value 25p per share

Item 2(e).	CUSIP Number:

06738E204

Item 3.	If this statement is filed pursuant to §§ 240.13d—1(b) or 240.13d—2(b) or (c), check whether the person filing is a:

Not applicable. This Schedule 13G is filed pursuant to Rule 13d-1(c) under the Securities Exchange Act of 1934 (the “Exchange Act”).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

1,193,183,361

(b)	Percent of class: 9.78%

Page 4 of 6 Pages

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

1,193,183,361

(ii)	Shared power to vote or to direct the vote

0

(iii)	Sole power to dispose or to direct the disposition of

1,193,183,361

(iv)	Shared power to dispose or to direct the disposition of

0

This report is being filed by Qatar Holding LLC on behalf of itself and its parent, Qatar Investment Authority, which may be deemed a beneficial owner of the 1,193,183,361 shares of the issuer beneficially owned by its wholly owned subsidiary, Qatar Holding LLC. The number of shares beneficially owned includes 379,218,809 shares issuable upon the exercise of warrants held by Qatar Holding LLC.

His Excellency Sheikh Hamad Bin Jassim Bin Jabr Al-Thani is the Deputy Chairman and Chief Executive Officer of Qatar Investment Authority and in such capacity may be deemed to share beneficial ownership of the 1,193,183,361 ordinary shares of the Issuer beneficially owned by Qatar Investment Authority through its wholly-owned subsidiary Qatar Holding LLC, but disclaims such beneficial ownership. In addition, His Excellency Sheikh Hamad Bin Jassim Bin Jabr Al-Thani reported on Schedule 13G dated as of July 22, 2008 filed under the Exchange Act that he may be deemed to share beneficial ownership of an additional 157,979,379 ordinary shares of the Issuer, or approximately 1.9% of the outstanding ordinary shares of the Issuer, held by Challenger Universal Limited, which he controls through the indirect beneficial ownership of all of its outstanding shares. Based on the latest public filings made available by the Issuer, Qatar Investment Authority understands the ordinary shares of the Issuer held by Challenger Universal Limited to be approximately 313,704,737, or approximately 2.5% of the outstanding ordinary shares of the Issuer. Qatar Investment Authority and Qatar Holding LLC disclaim beneficial ownership of any ordinary shares of the Issuer that may be held by Challenger Universal Limited.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Page 5 of 6 Pages

Item 10.	Certifications.

By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2012

QATAR HOLDING LLC

By:	/s/ Ahmad Al-Sayed
	Name:	Ahmad Al-Sayed
	Title:	Managing Director & Chief Executive Officer